SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

________

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

DIRECT DIAL

212-735-3406

DIRECT FAX

917-777-3406

EMAIL ADDRESS

MKH@SKADDEN.COM

July 19, 2007

John M. Ganley Senior Counsel United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	BlackRock EcoSolutions Investment Trust (formerly BlackRock
Alternative Energy and Resource Trust) (the "Trust")—
File Numbers 333-143800 and 811-22082

Dear Mr. Ganley:

We are in receipt of your comment letter dated July 13, 2007, regarding the initial Registration Statement on Form N-2 related to the issuance of common shares of the Trust.

The Trust has considered your comments and has authorized us to make on its behalf the responses and changes to the Trust's Registration Statement discussed below. These changes have been reflected in Pre-Effective Amendment No. 1 to the Trust's Registration Statement filed today on EDGAR ("Pre-Effective Amendment No. 1"). We are enclosing herewith a version of Pre-Effective Amendment No. 1 that has been marked to show the Trust's responses to your comments, as well as other changes made to the Registration Statement since its filing on June 15, 2007.

The Trust's responses to your comments are set forth below. For ease of reference, each of your comments is set forth in bold and followed by the corresponding response.

John M. Ganley

July 19, 2007

Prospectus

Cover Page

1.            Rule 35d-1 under the Investment Company Act provides that a fund with a name suggesting a focus on a particular type of investment must have a policy to invest at least 80% of its assets in the type of investment suggested by the fund's name. In our view the Trust's name suggests that it invests in alternative energy companies. Accordingly, it must adopt a policy to invest at least 80% of its assets in alternative energy investments. The cover page of the Prospectus states, however, that the Trust will invest at least 80% of its total assets in equity securities issued by companies that are engaged in one or more of the Alternative Energy, Water Resources and Agriculture business segments. The policy, by including Water Resources and Agriculture business segments, seems overbroad. Please either revise the Trust's investment policy to conform to Rule 35d-1 or explain to us why it is consistent with that rule.

Response:          On July 10, 2007, the Trust changed its name from BlackRock Alternative Energy and Resource Trust to its current name, BlackRock EcoSolutions Investment Trust. Because the Trust's new name does not suggest a focus on a particular type of investment, the Trust respectfully submits that the adoption of a fundamental investment policy pursuant to Rule 35d-1 is not required.

2.            The third paragraph of the cover page describes the policies for determining the types of companies contained in each of the three business segments. Those policies use terms such as "indirectly engaged" or "indirectly connected". Since these terms indicate that the companies are not primarily engaged or connected to the business segment, it is inappropriate to include such companies in the business segment. Please revise the policies for determining if a company is contained in one of the business segments to delete the term "indirectly". Also, please make a similar revision to Investment Restriction (1) in the Statement of Additional Information.

Response:          The phrase "directly or indirectly" has been deleted from the criteria used to determine whether a company is engaged in a business segment and from Investment Restriction (1) in the Statement of Additional Information.

3.            The second sentence of the third paragraph of the cover page discloses that the Trust considers the Alternative Energy business to include products, technologies and services connected to the efficient use of energy. Since this definition seems broad enough to include efficient use of conventional energy forms (e.g., coal, oil), which are not alternative energy forms, please either revise the disclosure so that it applies only to alternative energy forms or explain to us why the current definition is appropriate. Also, disclose the criteria to be used to determine that a company is engaged in "energy enabling technology".

John M. Ganley

July 19, 2007

Response:          In response to your comment, the Alternative Energy business segment has been renamed the New Energy business segment. The New Energy business segment has been defined to include "products, technologies and services connected to the efficient use of energy or to the provision or manufacture of alternative forms of energy (e.g., wind, solar and hydroelectric power), including renewable energy, energy infrastructure, energy generation and distribution and energy storage." The reference to "energy enabling technology" has been deleted.

4.            The third sentence of the third paragraph of the cover page discloses that a company would be considered to be engaged in the Alternative Energy, Water Resource or Agriculture business segments if it meets any of the following criteria:

•	The company concentrates its business activity on one or more of these business segments;
•	The company has significant business activities in one or more of these business segments; or
•	The company has a main business focus either upstream or downstream in the supply chain from one of these business segments.

Please disclose the criteria used to determine that a company (i) concentrates in a business segment; (ii) has significant activities in a business segment; or (iii) has a main business focus either upstream or downstream in the supply chain from one of these business segments. Provide examples of types of companies satisfying these criteria. Also, please explain to us how the criteria would result in identifying companies that are primarily or principally engaged in the Alternative Energy, Water Resource and Agriculture business segments rather than companies with limited involvement in those segments.

Response:          The third sentence of the third paragraph of the cover page has been deleted. The following disclosure has been added to the sections of the prospectus entitled "Prospectus Summary—Investment Policies" and "The Trust's Investments—Portfolio Composition—New Energy, Water Resources and Agriculture Companies":

For purposes of the 80% policy above, a company is considered to be engaged in one or more of these business segments if: (i) at least 50% of the company's assets, income, sales or profits are committed to or derived from one or more of the New Energy, Water Resources and Agriculture business segments; (ii) a third party has classified the company as being engaged in a New Energy, Water Resources or Agriculture business (e.g., classifications from one or more third party data providers including, without limitation, Bloomberg L.P., FactSet Research Systems Inc. and MSCI Barra); or (iii) the company has a new technology, product or business venture in the New Energy, Water Resources or Agriculture business segment that the Advisors believe may result in meaningful appreciation in the value of the company's securities.

The above criteria will be used to identify those companies that are engaged in the New Energy, Water Resources and Agriculture business segments.

John M. Ganley

July 19, 2007

5.            Please make prominent (e.g., bold) the paragraph captioned "No Prior History". See Item 1.1.i of Form N-2.

Response:	The Trust has complied with your request that this section be in bold.

6.            Footnote (3) to the pricing table states that the Adviser will pay certain offering (and not organizational costs) of the Trust. The footnote currently has a place for an estimate of the offering expenses to be incurred by the Trust. Please also include in the footnote an estimate of the following:

•	the size of the offering in dollars and shares;
•	the total offering costs in dollars and costs per share;
•	the offering costs expected to be paid by the Adviser in dollars and costs per share; and
•	the offering costs expected to be paid by the Trust expressed in costs per share.

Response:          The Trust respectfully submits that it is not necessary to include the information in the first bullet point in footnote (3) of the pricing table given the share information presented at the top of the front cover and the total offering proceeds disclosed in the pricing table. The Trust has included the remaining requested disclosure in footnote (3) of the pricing table.

Prospectus Summary — Investment Policies (Page 1)

7.            The first paragraph of this section states that the Trust will invest primarily in equity securities issued by companies that are engaged in one or more of the Alternative Energy, Water Resources and Agriculture business segments. Please describe the Trust's strategy for allocating its investments among these business segments.

Response:          The Trust's strategy for allocating its investments among business segments is disclosed in the section of the prospectus entitled "The Trust's Investments—Investment Philosophy." The Trust has added the following sentence to the "Prospectus Summary—Investment Policies" section of the prospectus:

For a description of the Trust’s strategy for allocating its investments among business segments and selecting securities within each business segment, see "The Trust's Investments—Investment Philosophy."

8.            Please describe the Trust's strategy for selecting securities in each business segment identified. For example, does the Trust focus on companies with strong fundamentals or are undervalued? Does the Trust focus on companies that have increasing earnings or revenues?

Response:          The Trust's strategy for selecting securities within each business segment is disclosed in the section of the prospectus entitled "The Trust's Investments—Investment Philosophy." The Trust has added the following sentence to the "Prospectus Summary—Investment Policies" section of the prospectus:

John M. Ganley

July 19, 2007

For a description of the Trust’s strategy for allocating its investments among business segments and selecting securities within each business segment, see "The Trust's Investments—Investment Philosophy."

Over-the-Counter Option Risk (Page 6)

9.            This section states that the Trust may write unlisted ("over-the-counter") options to a significant extent. Please disclose the Trust's policy with respect to the credit rating of option counterparties. Please inform us whether the Trust may engage in options transactions with counterparties that are affiliates of the Trust.

Response:         The Trust has not made any changes to its disclosure in response to this comment. In connection with writing over-the-counter put and call options, the Trust is not exposed to any material credit risk based on the credit of its counterparty. For example, in connection with writing a call option, the Trust would receive the payment of a premium when the option is written. If the counterparty exercises the option, settlement would be delivery versus payment like any other securities transaction. In other words, the Trust would receive the exercise price of the option at the same time it delivered the security. If the counterparty went into bankruptcy during the life of the option and the bankruptcy, for some reason, caused the counterparty to fail to exercise the option when the option was in the money, then the Trust would only benefit from that development. The same would be true when the Trust writes put options. As a result, the Trust respectfully submits that it is not exposed to material credit risk in connection with writing over-the-counter options. The Trust may not engage in options transactions with counterparties that are affiliates of the Trust.

Summary of Trust Expenses (Page 9)

10.          Inasmuch as short selling is a principal investment strategy of the Trust, please confirm that the fee table will include an estimate of the expenses associated with dividends paid on sales of securities sold short. See AICPA Audit and Accounting Guide: Investment Companies ¶ 7.43(j) (With Conforming Changes as of May 1, 2006).

Response:          Short selling is not a principal investment strategy of the Trust. Accordingly, disclosure in the prospectus regarding short selling has been moved to the Statement of Additional Information.

The Trust's Investments (Page 10)

11.          The last sentence on page 10 states that the Trust may invest up to 20% of its total assets in equity and debt securities issued by companies that are not engaged in Alternative Energy, Water Resources or Agriculture business segments. Please describe the Trust's strategy with respect to its investments in either equity or debt securities outside of these segments. For example, with respect to debt, please specify the Trust's policies with respect to the quality and maturity of the debt.

John M. Ganley

July 19, 2007

Response:          The Trust has added the following paragraph in the section of the prospectus entitled "The Trust's Investments—Investment Philosophy":

The Trust may invest up to 20% of its total assets in equity and debt securities issued by companies that are not engaged in the New Energy, Water Resources or Agriculture business segments. The Advisors may invest opportunistically in equity securities when their investment process has identified attractive equity securities that fall outside of these business segments. The Trust may also invest opportunistically in debt securities of any quality and maturity that fall within or without these business segments, including up to 10% of its total assets in non-investment grade debt securities, commonly known as "junk bonds."

Risks — Business Segment Concentration Risk (Page 17)

12.          This section describes in general terms the risks of concentrating in particular business segments but does not differentiate the risks of the Alternative Energy, Water Resources and Agriculture business segments. Please describe with greater specificity the risks of each of the business segments.

Response:          The Trust has complied with your request for more specific disclosure of the risks of each of the New Energy, Water Resources and Agriculture business segments.

Distributions (Page 25)

13.          The second paragraph of this section states that the Trust may make distributions that would be treated as a "tax-free return of capital". "Return of capital" is a technical term that may not be commonly understood by the typical investor. Please revise the disclosure to provide a plain English explanation of the term "return of capital". See Rule 421(b) under the Securities Act of 1933. In addition, please disclose that, although return of capital distributions may not be taxable, such distributions may increase an investor's tax liability for capital gains upon sale of Trust shares. Finally, please add disclosure about the risks of distributions of returns of capital in the Trust's Risk section. Please summarize those risks in the Prospectus Summary.

Response:          The following risk factor, which contains a plain English explanation of the term "return of capital," has been added to the "Prospectus Summary" and the "Risks" sections of the prospectus:

If, for any calendar year, the Trust's total distributions exceed both current earnings and profits and accumulated earnings and profits, the excess will generally be treated as a tax-free return of capital up to the amount of a shareholder's tax basis in the common shares. A "return of capital" means that the Trust will return to you a portion of the money you invested in the Trust instead of income or gains realized on the money you invested. The amount treated as a tax-free return of capital will reduce a shareholder's tax basis in the common shares,

John M. Ganley

July 19, 2007

thereby increasing such shareholder's potential gain or reducing his or her potential loss on the sale of the common shares. Any amounts distributed to a shareholder in excess of his or her tax basis in the common shares will be taxable to the shareholder as capital gain (assuming the common shares are held as a capital asset).

As the phrase "return of capital" has been explained in plain English in the "Prospectus Summary" and "Risks" sections, the Trust will not redefine the phrase in the "Distributions" section of the prospectus.

The Trust has revised the second paragraph of the "Distributions" section of the prospectus to disclose that, although return of capital distributions may not be taxable, such distributions may increase an investor's tax liability for capital gains upon sale of Trust shares.

Statement of Additional Information

Investment Objective and Policies — Investment Restrictions (Page B-2)

14.	Investment Restriction (1) provides that the Trust will not:

invest 25% or more of the value of its total assets in any single industry (except that the Trust will invest at least 25% of its total assets in companies that are directly or indirectly engaged in one or more of the Alternative Energy, Water Resources and Agriculture business segments)[.] [Emphasis added.]

The language "one or more" suggests that at times the Trust may invest at least 25% of its total assets in one of the three business segments, and at other times may invest less than 25% of its assets of a particular segment. This investment restriction effectively reserves freedom of action to concentrate in one or more of the three business segments identified. The staff of the Division of Investment Management has generally considered freedom of action to concentrate in an industry or group of related industries to be prohibited by the Investment Company Act. See Investment Company Act Release No. 9011 (Oct. 30, 1975). Please revise the investment restriction to avoid reserving freedom of action to concentrate and to state a definite concentration policy (e.g., the Fund will invest at least 25% of its total assets in each of the three business segments).

Response:          The fundamental investment policy of the Trust not to concentrate its assets in a single industry has been revised to delete the parenthetical statement.

In Release No. IC-133436, the staff of the Securities and Exchange Commission (the "Commission") stated that it ordinarily uses the current Directory of Companies Filing Annual Reports with the Securities and Exchange Commission (the "Directory") published by the Commission to determine industry classifications (which we understand is no longer published, but which we which we believe was compiled based on the Standard Industrial Classification

John M. Ganley

July 19, 2007

("SIC") codes provided by issuers in connection with their filings under the Securities Act of 1933, as amended). The staff of the Commission further stated that a registrant may refer to the Directory or may select its own industry classification, but that such classification must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.

The Trust does not consider the New Energy, Water Resources or Agriculture business segments to be industries. The term "business segments" was intentionally used in the prospectus instead of "industries" or "sectors" because Trust sought an expression to refer to broad investment themes, not particular industries or sectors. For example, companies in the Trust's model portfolio that fall in the New Energy business segment include companies in seventeen different industries as defined by SIC codes, including Industrial Organic Chemicals, Electric Services, Rolling, Drawing, and Extruding of Nonferrous Metals, Steam, Gas and Hydraulic Turbines and Heavy Construction. As is evident from this list, these companies fall in a wide variety of industries and the industries generally are not related. Often times, the only similarity of these companies is that they are positioned to profit from a renewed focus on the production and distribution of energy in a more efficient and/or environmentally friendly manner. Furthermore, this list of industries is not exclusive and the Trust may invest in companies in additional industries as defined by SIC codes in the future if companies in those industries emerge as potentially profiting from the distribution or production of energy in an efficient or environmentally-friendly manner.

As a result of the foregoing, the Trust originally had included the parenthetical phrase to seek to clarify that, although it would not concentrate its investments in any one industry or group of related industries, it would invest more than 25% of its assets in the identified business segments, which is a logical corollary of its policy of investing more than 80% of its assets in such business segments. In light of your comment and after further consideration, the Trust has deleted the parenthetical statement and instead added a paragraph below its fundamental policies to clarify the application of its fundamental policy regarding concentration to its investment policies of investing at least 80% of its assets in the identified business segments.

General Comments

15.         Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response:	Your comment is noted.

16.         We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response:	Your comment is noted.

John M. Ganley

July 19, 2007

17.          If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response:          We hereby inform you that the Trust currently intends to omit traditional pricing information from the form of prospectus included with the Registration Statement that will be declared effective in reliance on Rule 430A under the Securities Act of 1933, as amended.

18.          Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

Response:          The Trust has not submitted, nor does it expect to submit, any exemptive applications or no-action requests in connection with this registration statement. However, we note that BlackRock and its closed-end fund complex have applied for exemptive relief from Section 19(b) under the Investment Company Act of 1940, as amended, and Rule 19b-1 thereunder. Disclosure relating to this application is included in the "Distributions" section of the prospectus.

19.          Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response:	Your comment is noted.

20.         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:	Your comment is noted.

*       **

John M. Ganley

July 19, 2007

We believe that the above responses adequately respond to the concerns raised in your comment letter. Should you have any additional comments or concerns, please feel free to contact me at (212) 735-3406.

Sincerely yours,

/s/ Michael K. Hoffman

Michael K. Hoffman

cc:	Anne Ackerley
BlackRock Advisors, LLC